Exhibit 99.1

GDS Releases 2022 ESG Report

SHANGHAI, China, December 4, 2023 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced the release of its third annual Environmental, Social and Governance (“ESG”) report, detailing the Company’s ongoing sustainability efforts and its ESG performance.

In a significant development, GDS is delighted to announce that, through implementing a diverse strategy for renewable energy replacement, it achieved a renewable energy usage of 35.9% in 2022. Notably, 30 data centers are now covered entirely by renewable energy sources. This accomplishment has led to an impressive reduction in the Company’s carbon intensity, down to 5.40 tCO2e/m2 in 2022. To fortify the reporting framework and proactively address financial risks associated with climate change, GDS has embraced the Task Force on Climate-Related Financial Disclosure (TCFD) framework, providing transparency on climate-related risks and opportunities that bolster the Company’s business resilience.

“Over the past year, we executed a comprehensive ESG strategy designed to address the distinct challenges and opportunities in our data center operations,” said Mr. William Huang, Chairman and Chief Executive Officer. “We believe that sustainable business practices not only contribute to the long-term success and resilience of our Company but also make a real difference in our industry, propelling benefits for society and the environment. We are thrilled about the positive impact that we as a team can bring about and the progress we are making toward achieving our goal of carbon neutrality by 2030.”

To view the report in full, please visit the ESG section on the GDS corporate website or access the report at:

https://www.gds-services.com/esg2022/index.html

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited